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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           SMITH BARNEY HOLDINGS INC.

     Delaware                                          06-1274088
(State of incorporation                           (I.R.S. Employer
or organization)                                  Identification No.)

388 Greenwich Street
New York, New York                                     10013
(Address of principal executive offices)             (zip code)

If this Form relates to the registration     If this Form relates to the
of a class of debt securities and is         registration of a class of debt
effective upon filing pursuant to            securities and is to become
General Instruction A(c)(1) please           effective simultaneously with the
check the following box [X]                  effectiveness of a concurrent
                                             registration statement under the
                                             Securities Act of 1933 pursuant
                                             to General Instruction A(c)(2)
                                             please check the following box [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                     Name of Each Exchange on Which
     to be so Registered                     Each Class is to be Registered

Smith Barney S&P 500 Equity Linked           Chicago Board Options Exchange
Notes due March ___, 2002



Securities to be registered pursuant to Section 12(g) of the Act:

                                                                       (None)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

For a description of the proposed terms and provisions of the Smith Barney S&P 500 Equity Linked Notes due March ___, 2002 (the "Securities"), see the information set forth under the heading "Description of Debt Securities" in the Registration Statement on Form S-3 of the Registrant (No. 333-17831), and "Description of Securities" in the Preliminary Prospectus Supplement dated February 13, 1997 filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the "Securities Act"). The description of the Securities contained in the Prospectus Supplement to be filed pursuant to Rule 424(b)(2) under the Securities Act under the Registrant's Registration Statement on Form S-3 (No. 333-17831) which will contain the final terms and provisions of the Securities, including the maturity date of the Securities, is hereby deemed to be incorporated by reference into this Registration Statement and to be a part hereof.

Item 2.  Exhibits.

     2.1  Registration Statement on Form S-3 (No. 333-17831).

     2.2  Preliminary Prospectus Supplement dated February 13, 1997.

     2.3  Form of Smith Barney S&P 500 Equity Linked Note due March ___, 2002.

     2.4 Indenture dated as of May 15, 1993 between the Registrant and Citibank, N.A., as Trustee (the "Trustee"), relating to the Notes, incorporated by reference to Exhibit 4.01 to the Registrant's Registration Statement on Form S-3 (No. 33-78010).

     2.5 First Supplemental Indenture, dated as of September 1, 1993, between the Registrant and the Trustee, incorporated by reference to Exhibit 4.02 to the Registrant's Registration Statement on Form S-3 (No. 33-70340).



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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   SMITH BARNEY H0LDINGS INC.


                                   By  /s/ Firoz B. Tarapore
                                     --------------------------------------
                                        Firoz B. Tarapore
                                        Assistant Treasurer


Date:  March 5, 1997


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